     Attention Business Editors:
     Hurricane Hydrocarbons Ltd. — Name Change to PetroKazakhstan Inc.

     CALGARY, April 7 /CNW/ — Hurricane Hydrocarbons Ltd. (“Hurricane”, the “Company”) announces it will be asking its shareholders to approve a corporate name change to “PetroKazakhstan Inc.” at its Annual and Special Meeting of shareholders in Toronto, Ontario on May 7, 2003.

     Hurricane is currently in its sixth year of operations in Kazakhstan where all its assets and the vast majority of its staff, over 98% being Kazakh citizens, are located. Over the last six years, the Company has become the third largest oil producer and the largest supplier of refined oil products in Kazakhstan. The Company has increased oil production at a compounded average growth rate of 22% and has added reserves every year. Hurricane accounted for approximately 15% of Kazakhstan’s 2002 crude oil production and produces approximately 50% of the country’s refined products.

     Hurricane has become a benchmark as an independent oil company operating successfully in the Former Soviet Union and is publicly listed on several western stock exchanges.

     Bernard Isautier, President and Chief Executive Officer, said; “The new name will by itself explicitly describe and advertise, both in Kazakhstan and in the international investment community, the activities of the company. The new name will also emphasize the focus and continued commitment of the company to be a major participant in the growth of the petroleum industry in Kazakhstan. As PetroKazakhstan, the Company will continue to strive for recognition as a leader in its ability to create value for shareholders through the combination of local talents with western expertise and as a model of corporate citizenship in Kazakhstan. The new name neither involves nor implies any change of ownership or management, although the Company intends to pursue a listing of its common shares on the Kazakhstan Stock Exchange as soon as permitted by Kazakh regulations.”

     The Company has mailed its Management Proxy Circular for the Shareholders’ Meeting to be held on May 7, 2003. These documents have been filed with EDGAR and SEDAR, may be viewed at www.edgar.com and www.sedar.com and have also been posted on Hurricane’s website at www.hurricane-hhl.com.

     Subject to receipt of approvals from the Toronto and New York Stock Exchanges and the fulfilment of certain requirements of such exchanges, it is anticipated that the PetroKazakhstan shares will trade under the symbol “PKN”. It is anticipated that trading under the new symbol will begin on or about June 2, 2002. Further details will be provided closer to the anticipated date. It is further anticipated that the new website address will be accessible on or about June 2, 2002 under the domain name www.petrokazakhstan.com.

     Hurricane’s shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. The company’s website can be accessed at www.hurricane-hhl.com.

     The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

     %SEDAR: 00000935E
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     /For further information: Bernard F. Isautier, President and Chief Executive Officer, 44 (1753) 410-020; Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658/

     (HHL. HHL HHL.DB.U.)

CO: ST: IN: SU:	Hurricane Hydrocarbons Ltd. Alberta OIL RCN